# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JX Luxventure Group Inc., CIK 0001546383
CUSIP: Y46002401
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: Bin Hai Da Dao No. 270 Lang Qin Wan Guo, Ji Du Jia Cun Zong He Lou Xiu Ying Dist, Haikou City Hainan Province, China (F4), 570100
Date of event which requires filing of this statement: 03/25/2026
Filed by CIK 0002079389
Persons authorized to receive notices and communications: Huidan Li, Bin Hai Da Dao No. 270 Lang Qin Wan Guo, JI Du Jia Cun Zong He Lou Xiu Ying Dist, Haikou City, Hainan Province, China (F4), 570100, (86) 595 8889 6198

## Reporting persons
- Huidan Li (CIK 0002079389): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 685,807; shared voting power 0; sole dispositive power 685,807; shared dispositive power 0; aggregate amount beneficially owned 685,807 (9.56% of the class)
  Comment: (1) The percentage is based on 7,176,831 shares of common stock, $0.0001 par value per share (the "Common Stock") of the Issuer outstanding as of March 26, 2026. The share information of Common Stock in this Schedule 13D has been retroactively adjusted, to give effect to a 1-for-10 reverse stock split of the Issuer Common Stock, effective as of April 26, 2023, a 1-for-4 reverse stock split of the Issuer's Common Stock, effective as of December 27, 2024 and a 1-for-15 reverse stock split of the Issuer's Common Stock, effective as of November 21, 2025 (the "Reverse Stock Splits").

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: JX Luxventure Group Inc.
Address of issuer's principal executive offices: Bin Hai Da Dao No. 270 Lang Qin Wan Guo, Ji Du Jia Cun Zong He Lou Xiu Ying Dist, Haikou City Hainan Province, China (F4), 570100

## Item 2. Identity and Background
Name of person filing: Huidan Li (the "Reporting Person")
Residence or business address: The business address of the Reporting Person is Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou Xiu, Ying District Haikou City, Hainan Province 570100, PRC.
Present principal occupation or employment: The Reporting Person is the Co-Chair of the board of directors, and a director of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
(a) On September 1, 2021, the Reporting Person received 333 shares of Common Stock under the Company's 2018 Equity Incentive Plan, and on May 4, 2022, the Reporting Person received 167 shares of Common Stock under the Company's 2022 Equity Incentive Plan. The Issuer granted these shares to the Reporting Person as compensation for services as director and officer of the Issuer.

(b) On January 3, 2026, the Issuer granted 35,000 shares of Common Stock to the Reporting Person as compensation for services as director and officer of the Issuer.

(c) On March 6, 2026, the Reporting Person acquired 650,307 shares of Common Stock from the Issuer in exchange for cancellation of $2,120,000 by the Reporting Person, representing the total outstanding amount due by the Issuer to the Reporting Person under that certain promissory note dated April 21, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: On March 6, 2026, the Reporting Person and the Issuer entered into a debt exchange agreement, pursuant to which on March 26, 2026, the Issuer issued to the Reporting Person 650,307 shares of Common Stock, at the price of $3.23 per share, in exchange for the cancellation of $2,120,000 by the Reporting Person, representing the total outstanding amount due by the Issuer to the Reporting Person under that certain promissory note dated April 21, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Huidan Li: /s/ Huidan Li, Huidan Li (03/27/2026)